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                                                                    EXHIBIT 99.1

                 LETTER TO SHAREHOLDERS OF EAGLE NATIONAL BANK



                              EAGLE NATIONAL BANK
                               5006 Verde Valley
                             Dallas, Texas  75240
                                (972) 980-4443

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                             _______________, 2000


TO OUR SHAREHOLDERS:


     The Board of Directors of Eagle National Bank cordially invites you to attend the Annual Meeting of Shareholders at ______ ___.m., local time, on __________, ___________, 2000, at the main office of Eagle National Bank.

     At the Annual Meeting of Shareholders, you will be asked to consider and act on annual corporate matters regarding the election of directors. The Board of Directors recommends that you vote in favor of the proposed nominees.

     In addition, you will be asked to consider a proposal to approve and adopt an Agreement and Plan of Reorganization that will reorganize the bank into a bank holding company. The reorganization is part of a restructuring of the bank's ownership and branch structure. Four directors of the bank, Randy Pack, Jon Roy Reid, John Yeaman and Tom Youngblood, have agreed to sell their shares of bank stock to the holding company for $15.00 per share cash. The bank has agreed to sell its branch known as "Park Cities Bank" to a new commercial bank being established by these four directors. The remaining directors of the bank will continue their investment in the bank through the ownership of holding company stock.

     Under the reorganization, each shareholder of Eagle National Bank has the same choices that are available to the directors of the bank. You may choose to receive for each share of bank stock that you own

     .    one share of holding company stock;

     .    $15.00 cash;

     You may elect to exchange part of your shares of bank stock for holding company common stock and the remaining shares of bank stock for cash. If you elect to receive cash, the selling directors have agreed to cause the Park Cities bank to provide you with the right to invest the cash received in the Park Cities bank.

     If the bank shareholders approve and adopt the Agreement and Plan of Reorganization, your shares of bank stock will automatically be converted into one, or a combination of, the forms of consideration set forth above at your election. After the reorganization, the holding company will own all of the outstanding shares of the bank, and the bank will continue to operate from its current head office.

     The Board of Directors believes that the reorganization is in the best interests of the bank and its shareholders and urges you to vote "FOR" the agreement and the reorganization it provides. The approval and adoption of the Agreement and Plan of Reorganization requires an affirmative vote of the holders of at least 66-2/3% of the outstanding shares of the bank's stock.
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     You are, of course, welcome to attend this Annual Meeting, but we understand that this may not be possible. It is important that your shares be represented and voted at the meeting whether or not you plan to attend. If enough shareholders do not return their executed proxies, we may have to incur the expense of additional solicitation. Please take a moment to sign, date and promptly mail the enclosed proxy in the pre-addressed and stamped envelope supplied for your convenience.

     We urge you to carefully review the enclosed proxy statement/prospectus that describes the reorganization proposal in detail. The reorganization involves elements of risk that are described under "Risk Factors" beginning on page ____.

     Again, the Board of Directors strongly recommends that you vote "FOR" the proposal. On behalf of the Board of Directors, thank you for your cooperation and continued support.

                                    Very truly yours,


                                    Harold L. Campbell
                                    Chairman of the Board